January 20, 2016

Mara L. Ransom

Securities and Exchange Commission

Washington, D.C. 20549

Re:	FundThatCompany
Amendment No. 1 to Registration Statement on Form S-1 Filed December 4, 2015 File No. 333-208350

Dear Ms. Ransom;

In response to your letter dated October 2, 2015 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of FundThatCompany (the "Company"). Amendment No. 1 to Registration Statement on Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff's comments. For your convenience, we have reproduced below the comments contained in the Staff's December 31, 2015 letter in italicized text immediately before our response.

General

1.

Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or had indicated that its business plan is to engage in merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize…offerings for attempt to create the appearance that the registrant…has a specific business plan, in a effort to avoid the application of Rule 419." See SEC Release No. 33-6931 (April 28, 1992).

Given that you have engaged in no operations to date, outside of forming the company, it appears that your business may be commensurate in scope with uncertainty ordinarily associated with a blank check company. According, please revise your disclosure throughout your registration to comply with Rule 419 of Regulation C or provide a detailed explanation as to why Rule 419 does not apply to you and this offering.

Response:

We have amended are disclosure in our offering to provide a detailed explanation as to why Rule 419 does not apply to our Company and this Offering. We have added the following disclosure under "The Company", page 8, as follows;

"Since becoming incorporated, FundThatCompany has not made any significant purchase or sale of assets, nor has it been involved in any mergers, acquisitions or consolidation nor has the Company any plans nor does any of its shareholders have any plans to merge into an operating company, to enter into a change of control or similar transaction or to change management. Neither management nor the Company's shareholders have plans or intentions to be acquired. FundThatCompany is not a blank check registrant as that term is defined in Rule 419(a)(2) of Regulation C of the Securities Act of 1933, since it has a specific business plan or purpose."

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2.

We note your Risk Factor on page 15 that you are a shell company and the consequences of that status. Please also provide similar disclosures in your Summary on page 8 and in Description of Business on page 22.

Response:

We have revised our disclosures regarding a shell company and the consequences of that status in our Summary on page 8 and in Description of Business on page 22.

3.

Please supplementally provide us with copies of all written communications as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) on the Securities Act, whether or not they retain copies of the communications.

Response:

•	Written communications, as defined in Rule 405 under Securities Act will be the Prospectus only. There will be no other form of written communications.
•	We are not aware of any research reports about us.
•	No broker, broker dealers or any other agents are participating in our offering. Please refer to Plan of Distribution.

4.

Throughout your prospectus, please ensure that you properly characterize the state of your business. For example on page 10 in the second paragraph under "We have incurred net losses…" you state that one of the biggest challenges facing you will be securing adequate capital " to continue to expand" your business, when it appears you have not started your business. Similarly, you state on page 11 under "We have no cash flow from operations…." That your current operating funds "are less than necessary," when you have no operating funds. Please revise accordingly.

Response:

We have revised our disclosure throughout our prospectus including items on page 10 and 11 to properly characterize the state of our business.

Prospectus Cover Page

5.

Please reconsider what information should be disclosed on your cover page. Your cover page should be one page and contain information required by Item 501 of Regulation S-K and that is otherwise key to an investment decision. Consider what level of detail is appropriate and the materiality of the disclosure currently provided. To the extent necessary, move some of the information in to the summary sections.

Response:

We have revised our disclosure our Prospectus Cover Page to one page and contain information required by Item 501 of Regulation S-K. In addition we have moved some of the information in to the summary section of the offering.

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Summary, page 8

6.

Please disclose on the first page of your summary that you are a development stage company, have no or limited active business operations, no revenues, and no significant assets. Further, quantify the amount of funding you will need to raise over the next 12 months to start and remain in business.

Response:

We have revised our disclosure on page 8 and have added the following revised statement;

"FTC is a development stage company and currently has limited business operations, no revenues and no significant assets. The Company will require $25,000 of funding during the next 12 months to start and remain in business."

Use of Proceeds, page 17

7.

You state that your sole officer and director has verbally agreed to loan you funds to complete the registration process "in the event the Company depletes its current cash reserves prior to effectiveness of this registration statement. Please clarify throughout your prospectus whether expenses for this offering will come from the proceeds of this offer, in any, as you suggest on page 17 or if your sole officer and director will loan you funds to cover the expenses, considering your current cash on hand will not cover all your offering expenses.

Response:

We have revised our disclosure to clarify throughout our prospectus that our sole officer and director will loan funds to the Company to cover any shortfall costs of all offering expenses.

Description of Business, Page 22

8.

Please revise your disclosure to disclose the countries in which you plan to operate and the corresponding market conditions for each market by clarifying to whom your web-site will be accessible. In this regard, you mention the United States and Southeast Asia in passing on page 23 but your intended initial audience has not been clearly articulated.

Response:

We have revised our disclosure on page 22 and page 23 to clarify that our Rewards-based Crowdfunding platform will only be accessible within the United States and have deleted any mention of Southeast Asia and other jurisdictions on page 23.

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9.	Elaborate upon your proposed reward-based model. Clarify what kinds of rewards your project promoters may offer.

Response:

We have revised our disclosure on page 23 to clarify what kinds of rewards project promoters may offer on our propose site and what other rewards based sites such as Kickstarter and Indiegogo have been offered in projects presented on their site(s).

10.	Considering your dependence upon a functional web-site for your operations, disclose the status of the development of your web-site. If you have yet to procure a domain name, please state as much.

Response:

We have revised our disclosure on the status of our web-site development and state we have procured a domain name, "FundThatCompany.com" on page 23.

Compliance with Government Regulations, 27

11.

Please provide a more robust description of the regulations of your business for each country that you plan to operate in. Your disclosure should address all the contours of the regulations and explain how your platform will comply with such limits on companies, investors and your portals in each country you plan to operate. You should also provide a timeline for compliance. We further note that your Use of Proceeds and Plan of Operations disclosures do not include the cost of compliance and in the case of your Plan of Operations, the time it will take to receive regulatory approval. Please revise all related disclosures in your prospectus that are impacted by the cost and time to comply with regulation from startup through continued compliance.

Response:

We have revised our disclosure on page 27 to a more robust description of regulations of our business and our reliance on the JOBS ACT of 2012. There are no regulatory approvals required to launch a Rewards-based Crowdfunding web-site. As we are not engaging in equity or debt Crowdfunding, which require significant compliance oversite, there are no specific costs for compliance. Also we have revised our disclosure that our Rewards-based Crowdfunding platform will be offered only in the United States.

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Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 29

12.

We note that your plan of operations briefly describes how you will use the proceeds raised from this offering if you sell 25% of the shares offered, 50% of the shares offered, 75% of the shares offered, and all of the shares offered. Please revise your description of how you're the proceeds will be used under each of these scenarios to better explain how your operations and abilities will differ under each scenario. As on example, you indicate you may spend $14,000, $29,000, $42,000, or $55,000 on your website and platform development, but you do not explain exactly how the money would be spent or how spending different amounts would result in differences to your website and operations other that a vague statement that the website would be scaled back. Please revise to describe in more detail how the funds will be spent under each scenario and clearly explain the differences in your operations and abilities that will result from each level of funding.

Response:

We have revised our description under "Plan of Operations" on page 29 of how the proceeds will be used under each scenario and better explain how our operations and abilities will differ under each scenario.

We trust our responses meet with your approval.

Sincerely,

/s /Chayut Ardwichai

Chayut Ardwichai

President

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